AB 3/28

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

12014209

23
13
.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-24024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon **(312)-587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michelle L Cahoon
Signature

Vice President and Treasurer
Title

Stella Basoukeas
Notary Public

OFFICIAL SEAL
STELLA BASOUKEAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/17/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Driehaus Securities LLC
(a Delaware Limited Liability Company)
Year Ended December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Driehaus Securities LLC
(a Delaware Limited Liability Company)

Statement of Financial Condition

Year Ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm........1
Statement of Financial Condition........2
Notes to Statement of Financial Condition........3

Report of Independent Registered Public Accounting Firm

To The Members of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

Driehaus Securities LLC

Statement of Financial Condition

December 31, 2011

ASSETS:		
Cash and cash equivalents	$	7,940,517
Fixed assets (net of accumulated depreciation of $3,194,732)		2,815
Due from affiliate		2,918,742
Other		33,017
Total assets	$	10,895,091
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES:		
Accounts payable and accrued liabilities	$	1,689,977
Due to affiliates		962,179
Total liabilities		2,652,156
MEMBERS' EQUITY:		8,242,935
Total liabilities and members' equity	$	10,895,091

See accompanying notes.

Driehaus Securities LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Significant Accounting Policies

Driehaus Securities LLC (the Company) is a Delaware limited liability company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company's members are Driehaus Capital Holdings LLC and RHD Holdings LLC. The Company is a registered limited purpose broker-dealer that serves as the distributor of the Driehaus Mutual Funds and Driehaus limited partnerships and provides marketing and placement services to its affiliate, Driehaus Capital Management LLC (DCM), a registered investment adviser, in connection with private funds and other investment products advised by DCM.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition:

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

a. Cash equivalents consist of money market mutual funds valued at reported net asset value.

b. Fixed assets include software, equipment, and furniture and fixtures. Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets.

c. The financial instruments of the Company are reported on the statement of financial condition at market or fair values or at carrying amounts that approximate fair values.

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as of the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Organization and Significant Accounting Policies (continued)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2011:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$7,306,091	$ –	$ –	$7,306,091

There were no transfers between Level 1 and Level 2 for the year ended December 31, 2011. There were no Level 3 assets during the year ended December 31, 2011.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Recent Accounting Pronouncement

On May 12, 2011, an Accounting Standards Update (ASU) was issued modifying guidance for fair value measurements and disclosures. The guidance requires reporting entities to disclose (i) the amounts of any transfers between Level 1 and Level 2 and the reasons for the transfers and (ii) for Level 3 fair value measurements: (a) quantitative information about significant unobservable inputs used, (b) a description of the valuation processes used by the reporting entity, and (c) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of the ASU is for interim and annual periods beginning after December 15, 2011. The Company will make the appropriate disclosures when the ASU is adopted.

3. Income Taxes

The Company is considered a partnership for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the taxable income or loss of the Company is included in the income tax returns of the individual members.

The Company is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income. However, because both of the Company's members are themselves subject to Illinois state replacement tax, the Company has no Illinois replacement tax liability, and no provision for state replacement taxes has been made.

The Financial Accounting Standards Board's *Accounting for Uncertainty in Income Taxes* (Tax Statement) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has evaluated all tax positions and has determined that no liability for tax or related interest and penalties is required to be recorded in the financial statements as of December 31, 2011. In addition, no such liabilities are expected in the next 12 months. The Company files tax returns with the U.S. Internal Revenue Service and the state of Illinois. The tax years 2009, 2010, and 2011 remain subject to examination by taxing authorities. Prior to 2009, the Company was a single-member limited liability company that was disregarded for federal and state income tax purposes, and any liability would be that of the sole member, Driehaus Capital Holdings LLC.

4. Fixed Assets

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2011, are as follows:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$ 336,932	$ (336,932)	$ –
Equipment	5 years	1,214,363	(1,214,363)	–
Furniture and fixtures	7 years	1,646,252	(1,643,437)	2,815
Totals		$3,197,547	$(3,194,732)	$2,815

5. Related Parties

Richard H. Driehaus is the chairman of the Company. Richard H. Driehaus is also the chairman and chief investment officer of DCM. The Company and DCM have entered into an Expense Allocation Services Agreement (Agreement) whereby the Company provides marketing and placement services to DCM. For these services, DCM compensates the Company based on industry rates and practices for comparable services but in an amount that is no less than the direct expenses and any shared expenses, as outlined in the Agreement, dated January 1, 2011, allocated by DCM to the Company. At December 31, 2011, there were receivables due from DCM of $978,522 for these marketing and placement services.

The Company pays fees to intermediaries who provide shareholder administrative and/or sub-transfer agency services to the Driehaus Mutual Funds. The Company is fully reimbursed for these fees under the terms of two agreements: (i) a fee reimbursement agreement under which certain Driehaus Mutual Funds reimburse the Company for certain service fees and (ii) the Agreement with DCM. At December 31, 2011, the amount receivable from Driehaus Mutual Funds and DCM was $973,519 and $966,701, respectively. These amounts are included in due from affiliates on the statement of financial condition.

Per the Agreement, DCM provides to the Company certain services, facilities, equipment and personnel necessary for the operation of the Company's business in addition to office space and associated services. Expenses for these services are allocated between the Company and DCM as outlined in the Agreement. At December 31, 2011, there were payables due to DCM for these shared expenses totaling $962,179 included in due to affiliate on the statement of financial condition.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2011, the Company had net capital of $5,142,239, which was $4,965,429 in excess of its required net capital of $176,810. At December 31, 2011, the percentage of aggregate indebtedness to net capital was 52%.

The net capital rules may effectively restrict the payment of equity withdrawals.

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